CREDIT SUISSE~


   June I", 2022

   Securities and Exchange Commission
   100 F Street, N.E.
   Washington. D.C. 20549

           Re: Registration Statement on Form S-4 (Registration No. 333-262552)

   To whom it may concern:

       Reference is made to the above-referenced registration statement (the "Registration Statement") of Alpha
   Capital Holdco Company (the "Issuer") under the Securities Act of 1933, as amended (the "Securities Act'')
   with respect to a proposed business combination involving a merger. consolidation, exchange of securities.
   acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the ''Transaction''). The Registration Statement has not yet been declared effective as of the date of this letter.

       This lener is to advise you that, effective as of the date of this letter, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

       Therefore, we hereby advise you and the Issuer. pursuant to Section 11(b)( I) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or
   Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of
   Rule 405 under the Securities Act) will be responsible for any part of the Registration State1nent. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)( 11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.




                                                               Sincerely.


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                                                          BANCO DE
INVESTIMENTOS cRfo<;;;ssE

            u-;/        i-.i_~t(l
                                                   (BRASIL) S.A.

                                                                Filipe Costa
                    Leonardo Cabra

                        Procurador
                                                                    Procurador